FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: September1, 2005

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

August 4, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

CREAM GRANTS STOCK OPTIONS

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") has granted a total of 1,485,000 incentive stock options to directors, officers, employees and consultants, exercisable over a five-year period expiring August 3, 2010, at a price of $0.165 per share, being the closing price of Cream's shares on the TSX Venture Exchange on August 2, 2005, and August 3, 2005.  The options were issued in accordance with the Cream's stock option plan, approved by shareholders September 2000, as amended September 2004, and will have a four-month hold period expiring December 4, 2005.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

August 29, 2005

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS ANNOUNCES FIRST QUARTER RESULTS

Cream Minerals Ltd. (CMA - TSX Venture)("Cream" or the "Company") announces that during the three months ended June 30, 2005 ("Q1 fiscal 2006"), a loss of $326,947 ($0.01 per share) was incurred compared to a loss of $183,911 ($0.01 per share) in the three months ended June 30, 2004 ("Q1 fiscal 2005").  Cream is a mineral exploration company, which has a portfolio of mineral exploration projects.  The following is a brief summary of its current activities.

  Cream's consolidated loss for the three months ended June 30, 2005 ("Q1 fiscal 2006"), was $326,947 or $0.01 per share compared to Cream's consolidated loss of $183,911 or $0.01 per share in the three months ended June 30, 2004 ("Q1 fiscal 2005").

  During Q1 fiscal 2006, Cream completed a non-brokered private placement of 2,000,000 units at a price of $0.35 per unit, for gross proceeds of $700,000.

  During Q1 fiscal 2006, cash provided by operations, primarily due to advances from related parties, was $13,306 compared to cash used for operations of $157,327 in Q1 fiscal 2005.  Cash expenditures on mineral property interests totalled $373,414 in Q1 fiscal 2006 compared to $395,669 in Q1 fiscal 2005.

  Acquisition and exploration expenditures in Q1 fiscal 2006 included $251,041 on the Casierra diamond property in Sierra Leone, $113,044 on the Fenix property in Mexico, which has been written off and $34,872 on Cream's exploration properties in Canada.

At June 30, 2005, Cream Minerals had a working capital deficiency of $144,723.  The Company is looking at financing alternatives in order to conduct its planned exploration programs and for working capital.

For more information about Cream Minerals and its mineral property interests, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Malcolm Powell, Investor Relations
Tel:  (604) 687-4622  Fax: (604) 687-4212
Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

August 29, 2005

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

CREAM COMMENCES EXPLORATION PROGRAM

ON GOLDSMITH PROPERTY

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that it has now commenced the initial phase of the 2005 exploration program on its Goldsmith Property, located near Kaslo in southeastern British Columbia.  The extremely encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs are now being followed up with detailed geological and structural mapping and expanded soil sampling.

Prior rock grab and chip sampling from numerous small-scale historic workings, located within the large gold soil anomaly, returned some spectacular gold values (see February 14, 2005 News Releases).  In 2004, a strong >2.0 kilometre long gold soil anomaly was identified, which follows the projected strike of the mineralizing structures and remains open along strike in both directions.

Due to the very encouraging gold values obtained in rock and soil samples throughout the length of this property, a two-phase work program is planned for 2005.  The initial Phase, which has now commenced, will include expanding the soil sampling grid over the Lucky Jack Zone.  Also, in order to define drill and trench targets throughout the large anomalous zone, detailed geological and structural mapping and rock chip sampling will also be conducted over the Lucky Jack and Bullock Zones.  This exploration program is planned to define target areas for follow up with Phase II trenching and diamond drilling.

Linda Dandy, P.Geo. of P&L Geological Services is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:   info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news releas e.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street
Vancouver, British Columbia  V6C 3P1

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting (the "Meeting") of the shareholders of CREAM MINERALS LTD. (the "Company") will be held at the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on September 15, 2005, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended March 31, 2005.

2.

To fix the number of directors at five.

3.

To elect directors for the ensuing year.

4.

To appoint the auditors for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditors.

6.

To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute the Company's current Stock Option Plan, as more fully set forth in the Information Circular accompanying this Notice of Meeting.

7.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended March 31, 2005, and the auditors' report thereon, accompany this Notice.  The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of August, 2005.

BY ORDER OF THE BOARD

"Frank A. Lang"

Frank A. Lang, President & CEO

CREAM MINERALS LTD.
Suite 1400 - 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Telephone:  (604) 687-4622 Fax:  (604) 687-4212

INFORMATION CIRCULAR

(As at August 2, 2005, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of CREAM MINERALS LTD. (the "Company") for use at the annual and special meeting of the Company to be held on September 15, 2005 (the "Meeting"), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common Shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Special General Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University

Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REGISTERED AND NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder's duly authorized attorney in writing or, if the registered Shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the registered Shareholder personally attending the Meeting and voting the registered Shareholder's Shares.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.  Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Presently, the Company is authorized to issue an unlimited number of Shares, of which 31,969,676 Shares are issued and outstanding.  The holders of Shares are entitled to one vote for each Share held.  Holders of Shares of record at the close of business on August 15, 2005, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang (1)	10,312,353 (2)	33.48%

(1)

Frank A. Lang is the President, Chief Executive Officer and a Director of the Company.

(2)

Of these Shares, 215,900, 781,470 and 3,856,403 are held indirectly in the names of Mark Management Ltd., Dauntless Developments Ltd. and Lang Mining Corporation respectively, three private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at five (5).

The Company is required to have an Audit Committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned or (directly/indirectly) controlled (2)
FRANK A. LANG West Vancouver, BC President, CEO & Director	President & CEO of Cream Minerals Ltd.	Served as a director since 1966	5,458,580/4,853,773 (2)(3)
ARTHUR G. TROUP West Vancouver, BC Director and Vice President Exploration	President & CEO of Sultan Minerals Inc.	Served as a director since 1989	127,400/156,000 (2)(4)

SARGENT H. BERNER (1) Vancouver, BC Director	Associate Counsel of DuMoulin Black, Barristers & Solicitors	Served as a director since 1987	170,000
FERDINAND HOLCAPEK Durango, Durango Mexico Director	Sole Administrator and Director General of Cream Minerals de Mexico S.A. de C.V.	Served as a director since October 2001	2,127,037
ROBIN M. MERRIFIELD(1) North Vancouver, BC Director	Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry	Served as a director since September 2004	NIL

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 1, 2005, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such Shares are held directly.

(3)

Of these Shares, 215,900, 781,470 and 3,856,403 are held indirectly in the names of Mark Management Ltd., Dauntless Developments Ltd. and Lang Mining Corporation respectively, three private companies controlled by Frank A. Lang.

(4)

Of these Shares, 125,000 are held in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup, and 31,000 are held in an RRSP account.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as provided herein, to the knowledge of the Company, no proposed director:

(a)

Is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") as at March 31, 2005, and the other four most highly compensated executive officers of the Company as at March 31, 2005, whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary(4) - Bonus - Other Annual Compensation ($) ($) ($)			Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Frank A. Lang President and Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	30,000 (1) 30,000 (1) 7,500 (1)	Nil 100,000 (2) 170,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Shannon M. Ross Chief Financial Officer	2005 2004 2003	16,930 7,069 3,634	Nil Nil Nil	Nil Nil Nil	Nil 100,000 (2) 50,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Management fees are paid to Lang Mining Corporation, a private company controlled by Mr. Lang, for his services as President and CEO of the Company.  No other fees are paid directly or indirectly for his services.  (See also "Management Contracts" below).

(2)

Granted December 18, 2003, exercisable at $0.54 per share, expiring December 18, 2008.

(3)

Granted April 26, 2002, exercisable at $0.15 per share, expiring April 26, 2007.

(4)

Paid by LMC Management Services Ltd. (See "Management Contracts" below)

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

The Named Executive Officers were not granted any options in respect of the Company's shares during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang	Nil	Nil	288,600(1)/100,000	62,207/ Nil
Shannon M. Ross	Nil	Nil	150,000/100,000	34,250/Nil

(1)

38,600 of these are held indirectly in the names of Dauntless Developments Ltd., a private company controlled by Frank A. Lang.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $150,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The only equity compensation plan which the Company has in place is the stock option plan (the "Plan") which was initially adopted by shareholders in September 2000, as amended September 2004, and is administered by the Directors of the Company.  The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire common shares in the capital of the Company.  The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company.  To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

During the year ended March 31, 2005, legal fees totalling $32,773 were paid to a law firm of which a director is an associate.

Services Agreements

Since, August 3, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, providing services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  As at March 31, 2005, the Company had a payable to LMC of $53,306 for performing administrative, geological and management functions on behalf of the Company.  The Company is required to maintain three months of working capital with LMC.  During the most recently completed financial year, the sum of $186,603 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.  In the year ended March 31, 2005, $30,000 was paid to Lang Mining.

Fees are paid to Ferdinand Holcapek by the Company's subsidiary in Mexico at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.  During the year ended March 31, 2005, the Company's subsidiary paid Mr. Holcapek a total of $106,572 for administrative and geological services rendered.

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation ("CDC") and its wholly-owned subsidiary, Casierra Development Fund Inc. ("CDF"), (collectively, Casierra") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the agreement, the Company has the option to earn up to a 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company has the right to earn an undivided 51% interest in the property by issuing a total of 200,000 common shares, comprised of 100,000 common shares on March 16, 2005, and issuing 100,000 common shares within 12 months (a total of 200,000 common shares issued).  Exploration costs of not less than US$500,000 must be incurred on the properties by March 16, 2006.

Secondly, an additional 19% undivided interest may be acquired by the issuance of an additional 300,000 common shares by March 16, 2007, and completing an additional US$300,000 in exploration expenditures by March 16, 2007.  Upon acquisition of its interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.   Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

See "Interest of Informed Persons in Material Transactions - Services Agreements" above for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

AUDIT COMMITTEE

The Audit Committee of the Board facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility.  The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by Shareholders.  The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public.  The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate.  Currently, the members are, Robin Merrifield and Sargent Berner and Ronald M. Lang.  Sargent Berner is a "related director" as he is an associate and former partner of a law firm which is a service provider to the Company, and Ronald Lang is a "related" director as he is related to a Control Person of the Company and Robin Merrifield is an "unrelated" director.  Due to work-related conflict of interest, Ronald M. Lang has requested that his name not be submitted by management for re-election by to the Board of Directors at the Company's upcoming Annual and Special General Meeting.  As a result thereof, the Company will be seeking a third member for its Audit Committee from the existing slate or, if available, an independent director to be appointed by the Board as an additional director until the Company's 2006 Annual General Meeting.  The Company has adopted a Charter which mandates that a majority of the members of the Audit Committee be unrelated directors, and is attempting to recruit additional qualified directors who would be able to serve in that capacity.  To date, however, these efforts have not been successful.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.  The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  Review and appraise the performance of the Company's external auditors.

  Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Robin M. Merrifield	Independent (1)	Financially literate (1)
Sargent H. Berner	Not independent (1)	Financially literate (1)
Ronald M. Lang	Not independent (1)	Financially literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	13,600	500	NIL	NIL
2004	6,875	1,500	NIL	NIL

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

The Company's fixed number Stock Option Plan (the "Plan") was initially adopted by shareholders in September 2000, and subsequently amended by shareholders September 2004. The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries, and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire common shares in the capital of the Company.

The TSX Venture Exchange requirements relating to fixed number stock option plans include the requirement that every such plan must have a specified maximum number of shares, authorized by shareholders, issuable pursuant to the such plan.  Currently, there are only one hundred (100) Shares available for issue under the Plan.

Disinterested shareholder approval will be sought at the Meeting to reconstitute the Plan such that the specified maximum number of Shares issuable under the Plan be fixed to a number equal to 20% of the issued and outstanding Shares of the Company as at the date of the Meeting (September 15, 2005).  No financial assistance will be provided by the Company to facilitate the purchase of Shares under the Plan.  The Plan, as reconstituted, will otherwise have the same terms and conditions and will be designated the "2005 Plan".

Disinterested shareholders will be asked at the Meeting of the Company to consider, and if deemed advisable, approve with or without variation the following resolution:

"RESOLVED THAT the Company's current Stock Option Plan be reconstituted by fixing the number of shares issuable under the Plan to a number equal to 20% of the issued and outstanding common shares of the Company as at the date of the Meeting (September 15, 2005)."

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 18th day of August, 2005.

/s/ Frank A. Lang

/s/ Shannon M. Ross

Frank A. Lang, MA, P.Eng

Shannon M. Ross, C.A.
President & CEO

         Corporate Secretary & Chief Financial Officer

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF CREAM MINERALS LTD.

In accordance with National Instrument No. 54-102, Continuous Disclosure Obligations, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both.  If you wish to receive any or all of these materials, please complete and return this form to:

CREAM MINERALS LTD.
1400 - 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attention: Shareholder Communications

TO: CREAM MINERALS LTD.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of the Cream Minerals Ltd. ("Cream") and requests that he/she/it be placed on the Cream's Financial Statement Mailing List in order to receive Cream's (check one or both):

❑

Fiscal 2006 Annual Financial Statements and related Management Discussion and Analysis

❑

Fiscal 2006 Interim Financial Statements and related Management Discussion and Analysis

Name of Registered/Non-Registered Shareholder - Please Print

Address/City/Province/Postal Code

Signature

Date

Cream Minerals Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special General Meeting to be held on September 15, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

Fold

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 1:30 pm, Pacific Time, on September 13, 2005.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 1:30 pm, Pacific Time, on September 13, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 1:30 pm, Pacific Time, on September 13, 2005

27JL05038.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Cream Minerals Ltd. (the "Company") hereby appoints: Frank A. Lang, President, CEO and a Director of the Company, or failing this person, Arthur G. Troup, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Cream Minerals Ltd. to be held at Connaught Room of the Metropolitan Hotel,, 645 Howe Street, Vancouver, British Columbia on September 15, 2005 at 1:30 PM (Pacific Time) and at any adjournment thereof.

1. Resolution

To determine the number of Directors at five (5). For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. To elect as a Director, Frank A. Lang	☐	☐
02. To elect as a Director, Sargent H. Berner	☐	☐
03. To elect as a Director, Robin M. Merrifield	☐	☐
04. To elect as a Director, Arthur G. Troup	☐	☐
05. To elect as a Director, Ferdinand Holcapek	☐	☐

Fold

3. Appointment of Auditors

To appoint Morgan & Company, Chartered Accountants, as Auditors of the Company. **For** ☐ **Withhold** ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
4 To authorize the Directors to fix the remuneration to be paid to the Auditors.	☐	☐
5 To pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute the Company's current Stock Option Plan.	☐	☐
6 To transact such other business as may properly come before the Meeting.	☐	☐

Fold

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

0 0 7 0 5 4 C M A Q

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

August 19, 2005

To:

All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Cream Minerals Ltd.

We confirm that the following material was sent by pre-paid mail on August 18th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A

Notice of Annual General and Special Meeting/Quarterly and Year End Consolidated

Financial Statements for the quarter and year ended March 31, 2005/ Management

Discussion and Analysis

B Proxy

C Fact Sheet

D Supplemental Mailing List return Card

E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

Bernie Krause

Mailing Specialist

Stock Transfer, Client Services

Telephone: 604.661.9400 (ext 4096)

Fax: 604.683.9401

DOMINION OF CANADA } IN THE MATTER OF

PROVINCE OF BRITISH COLUMBIA } Cream Minerals Ltd.

TOWIT }

I, Karen Patrus, of the City of Vancouver, in the Province of British Columbia

HEREBY DECLARE THAT:

1.

I am an employee of the Stock Transfer, Client Services Department of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC, V6C 3B9 and as such have knowledge of the matters deposed to.

2.

Computershare Trust Company of Canada at its Vancouver Office, 510 Burrard Street is

Transfer Agent and Registrar of Cream Minerals Ltd. hereinafter referred to as the Principal.

3.

On the 18th day of August, 2005 I did mail or cause to be mailed, by deposit at the Post office, city of Vancouver, British Columbia, (i) to each of the members of the Principal at the last address of the member appearing on the register, (ii) to the intermediaries who responded to the early search conducted in accordance to National Instrument 54-101; a copy of the attached exhibits namely:

A

Notice of Annual General and Special Meeting/Quarterly and Year End Consolidated

Financial Statements for the quarter and year ended March 31, 2005/ Management

Discussion and Analysis

B Proxy

C Fact Sheet

D Supplemental Mailing List return Card

E Return Envelope

true copies of which are annexed hereto and marked Exhibits A-, respectively to this my

Declaration.

4.

I mailed the above mentioned documents as aforesaid by causing them to be delivered to one of Her Majesty's Post Offices with postage prepaid on the 18th day of August, 2005.

Bernie Krause

DECLARED before me at the City of Vancouver in the Province of

British Columbia this 18th day of August, 2005 A.D.

EXHIBIT "D"

Please be advised that on August 18th, 2005, the following materials were sent direct to you for mailout to the beneficial shareholders as requested.

**These materials may or may not differ from the originally emailed search cards. Please mail what you receive as soon as possible.**

Materials Mailed:

Financial Statements

Notice of Meeting

Information Circular

Proxy

Supplemental Mail List Card

ADP Investor Communications -1 sets

ADP -0 sets (as none were requested)

CREAM MINERALS LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2005 and 2004

(The Company's independent auditor has not performed a review of these financial statements)

The Company's independent auditor has not performed a review of these financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

	June 30,	March 31,
	2005	2005

Assets

Current assets
Cash and cash equivalents	$ 9,774	$ 93,084
Taxes recoverable	23,046	7,975
Due from related parties (Note 4)	--	162,025
Prepaid expenses	7,170	9,839
	39,990	272,923

Mineral property interests (see schedule) (Note 2)	991,643	705,730
Plant and equipment	59,971	58,930
Investments	56,705	56,705
Reclamation bonds	32,883	32,883

	$ 1,181,192	$ 1,127,171

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 23,239	$ 24,942
Accounts payable, related parties (Note 4)	161,474	113,608
	184,713	138,550

Shareholders' equity
Share capital (Note 3)	17,742,779	17,010,613
Share subscriptions	--	429,217
Contributed surplus	621,199	589,343
Deficit	(17,367,499)	(17,040,552)
	996,479	988,621

	$ 1,181,192	$ 1,127,171
Subsequent events (Note 5)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Robin Merrifield"

"Frank A. Lang"

Robin Merrifield

Frank A. Lang

The Company's independent auditor has not performed a review of these financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

For the three months ended June 30, 2005 and 2004

	Three Months Ended June 30,
	2005	2004

Expenses
Amortization	$ 6,317	$ --
Foreign exchange	(2,122)	(2,526)
Legal, accounting and audit	--	10,988
Management fees	7,500	7,500
Office and administration	40,133	6,340
Property investigations	--	52
Salaries and benefits	33,239	23,372
Shareholder communications	58,999	29,753
Stock-based compensation	29,651	102,427
Travel and conferences	40,375	6,578
Write-down of mineral property interests	113,044	--
Interest and other income	(189)	(573)
	(326,947)	(183,911)

Income (loss) for the period	(326,947)	(183,911)

Deficit, beginning of period	(17,040,552)	(14,225,549)

Deficit, end of period	$ (17,367,499)	$ (14,409,460)

Loss per share, basic and diluted	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	30,032,570	23,183,016

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the three months ended June 30, 2005 and 2004

	Three months ended June 30,
	2005	2004
Cash provided by (used for):

Operations
Loss for the period	$ (326,947)	$ (183,911)
Items not involving cash
Amortization	6,317	--
Stock-based compensation	31,856	102,427
Write-down of mineral property interests	113,044	--

Changes in non-cash working capital
Accounts receivable	2,669	19,180
Due to/from related parties	209,891	(89,741)
Taxes recoverable	(15,071)	(32,998)
Accounts payable and accrued liabilities	(1,703)	27,716
	20,056	(157,327)

Investing activities
Mineral property interests
Acquisition costs	(1,774)	(21,081)
Exploration and development costs	(371,640)	(374,588)
Recovery of expenditures	8,957	--
Equipment purchases	(7,358)	(16,579)
Reclamation bonds	--	(3,000)
	(371,815)	(415,248)

Financing activities
Common shares issued for cash	268,449	46,250

Decrease in cash and cash equivalents during the period	(83,310)	(526,325)

Cash and cash equivalents, beginning of period	93,084	1,180,052

Cash and cash equivalents, end of period	$ 9,774	$ 653,727

Supplemental information
Shares issued for mineral property interests	$ 34,500	$ 70,500

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2005 and 2004

(expressed in Canadian dollars)

1.

Going concern and nature of operations:

The accompanying financial statements for the interim periods ended June 30, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2005.

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Business Corporations Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has a working capital deficiency as at June 30, 2005, of $144,723.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Mineral property interests:

Goldsmith property

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (150,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.  The optionors will retain a 2% net smelter return royalty ("NSR") on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.  The Goldsmith property is comprised of the Goldsmith property and the Lucky Jack claims.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2005 and 2004

(expressed in Canadian dollars)

2.

Mineral property interests (continued):

Lucky Jack claims

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (150,000 issued) and payments totalling $110,000 ($15,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

3.

Share capital:

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

	Number of shares	Amount

Balance, March 31, 2005	29,690,659	$ 17,010,613
Shares issued for mineral properties and other
Lucky Jack Claims	50,000	17,500
Finders' fees	32,350	--
Goldsmith Claims	50,000	17,000
Shares issued for cash
Private placement less share issue costs	2,000,000	697,666
Balance, June 30, 2005	31,823,009	$ 17,742,779

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 4,750,000 common shares under the plan.  At June 30, 2005, 3,029,900 stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The following table summarizes information on stock options outstanding at June 30, 2005:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.10	486,600	0.25 years
$0.15	724,000	2.82 years
$0.30	600,000	4.27 years
$0.54	1,219,300	3.47 years
	3,029,900

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2005 and 2004

(expressed in Canadian dollars)

3.

Share capital (continued):

Share purchase warrants

As at June 30, 2005, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,032,350	$0.45	April 18, 2006

1,200,000 warrants with an exercise price of $0.45 expired unexercised on April 19, 2005.

4.

Related party transactions and balances:

	Three months ended June 30,
	2005	2004
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 80,474	$ 43,422
Lang Mining Corporation (b)	7,500	7,500
Director (c)	US$29,315	US$30,000
Legal fees (d)	--	10,988

	June 30, 2005	March 31, 2005
Balances receivable:
Casierra project advances (c)	$ --	$ 162,025
Balances payable to (g):
LMC Management Services Ltd.	$ (3,659)	$ (53,306)
Casierra project payables	(63,919)	--
Directors	(85,618)	(52,024)
Legal fees	(8,278)	(8,278)
	$ (161,474)	$ (113,608)

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chairman of the Company.

(c)

The president of the Company holds approximately 33% of the issued and outstanding shares of Casierra Diamond Fund Inc., incorporated in British Columbia and its subsidiary company, Casierra Diamond Corporation, also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Three other directors of the Company hold collectively less than 0.017% of the issued and outstanding shares of Casierra Diamond Fund Inc.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2005 and 2004

(expressed in Canadian dollars)

4.

Related party transactions and balances (continued):

(d)

Legal fees were paid to a law firm of which a director is an associate counsel.

(e)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

(f)

The Company's investments in public companies include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake Property jointly with Sultan Minerals Inc. and ValGold Resources Ltd.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

5.

Subsequent events:

Subsequent to June 30, 2005:

(a)

the Company issued 16,667 common shares and made a cash payment of $6,667 pursuant to the option agreement on Trout Claim Group.  A payment from BHP Billiton Diamonds Inc .of $18,250 was received by the Company, as per the option agreement on the Company's interest in the Trout Claim Group.  This payment is the total of the cash payments made by the Company and the cash equivalent of the shares issued to the optionor of the Trout Claim Group.

(b)

168,600 stock options were exercised at a price of $0.10 to acquire 168,600 common shares.  On August 3, 2005, 1,485,000 stock options were granted to directors, officers, employees and consultants at a price of $0.165 per share, expiring August 3, 2010.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2005

(expressed in Canadian dollars)

6.

Mineral property acquisition and development costs:

Three months ended June 30, 2005	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Stephens Lake Property, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total June 30, 2005
Acquisition costs
Balance, beginning of period	$ 80,000	$ 4,976	$ 285,768	$ 13,768	$ --	$ --	$ 384,512
Incurred (recovered) during the period	--	--	36,013	(8,957)	--	--	27,056
Write-down of mineral property interests	--	--	--	--	--	--	--
Balance, end of period	80,000	4,976	321,781	4,811	--	--	411,568

Exploration and development costs
Incurred during the period
Assays and analysis	--	--	--	--	2,112	--	2,112
Drilling	18,173	--	--	--	8,791	--	26,964
Geological and geophysical	172,871	--	3,807	2,398	41,773	--	220,849
Site activities	31,334	260	433	156	40,207	--	72,390
Stock based compensation	--	--	762	--	1,444	--	2,206
Travel and accommodation	28,663	--	--	--	18,717	--	47,380
	251,041	260	5,002	2,554	113,044	--	371,901
Balance, beginning of period	107,536	52,005	152,720	8,956	--	1	321,218
Write-down of mineral property interests	--	--	--	--	(113,044)	--	(113,044)
Balance, end of period	358,577	52,265	157,722	11,510	--	1	580,075
Total Mineral Property Interests	$ 438,577	$ 57,241	$ 479,503	$ 16,321	$ --	$ 1	$ 991,643

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the year ended March 31, 2005

(expressed in Canadian dollars)

6.

Mineral property acquisition and development costs:

Year ended March 31, 2005	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Stephens Lake Property, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2005
Acquisition costs
Balance, beginning of year	$ --	$ 1,445	$ 155,664	$ 30,042	$ --	$ --	$ 187,151
Incurred (recovered) during the year	80,000	3,531	130,104	(16,274)	70,536	--	267,897
Write-down of mineral property interests	--	--	--	--	(70,536)	--	(70,536)
Balance, end of year	80,000	4,976	285,768	13,768	--	--	384,512

Exploration and development costs
Incurred during the year
Assays and analysis	--	363	21,139	--	11,980	35,752	69,234
Drilling	11,170	38,110	4,822	--	77,589	134,382	266,073
Geological and geophysical	31,122	6,038	40,210	3,517	30,831	71,318	183,036
Site activities	20,666	1,690	2,755	1,205	201,497	83,135	310,948
Stock based compensation	--	--	15,929	--	30,116	15,163	61,208
Travel and accommodation	44,578	5,156	8,054	--	50,399	45,518	153,705
	107,536	51,357	92,909	4,722	402,412	385,268	1,044,204
Balance, beginning of year	--	648	59,811	4,234	--	1,137,763	1,202,456
Write-down of mineral property interests	--	--	--	--	(402,412)	(1,523,030)	(1,925,442)
Balance, end of year	107,536	52,005	152,720	8,956	--	1	321,218
Total Mineral Property Interests	$ 187,536	$ 56,981	$ 438,488	$ 22,724	$ --	$ 1	$ 705,730

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

1.1

Date

2

1.2

Overview

2

1.2.1

Casierra Diamond Property, Sierra Leone

2

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

4

1.2.3

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

4

1.2.4

Mineral Property Option Payments Due In Fiscal 2006

4

1.2.5

Market and Industry Trends

4

1.3

Selected Annual Information

5

1.4

Results of Operations

5

1.5

Summary of Quarterly Results

7

1.6

Liquidity

8

1.7

Capital Resources

9

1.8

Off-Balance Sheet Arrangements

10

1.9

Transactions With Related Parties

10

1.10

Fourth Quarter

11

1.11

Proposed Transactions

11

1.12

Critical Accounting Estimates

11

1.13

Critical accounting policies and changes in accounting policies

11

1.14

Financial Instruments and Other Instruments

12

1.15

Other MD& A Requirements

12

1.15.1

Additional Disclosure for Venture Issuers Without Significant Revenue

12

1.15.2

Disclosure of Outstanding Share Data

12

1

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

1.1

Date

The effective date of this report is August 29, 2005.

1.2

Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements."  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the audited financial statements of Cream Minerals Ltd. for the year ended March 31, 2005.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. ("Cream" or the "Company") is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

  Cream's consolidated loss for the three months ended June 30, 2005 ("Q1 fiscal 2006"), was $326,947 or $0.01 per share compared to Cream's consolidated loss of $183,911 or $0.01 per share in the three months ended June 30, 2004 ("Q1 fiscal 2005").

  During Q1 fiscal 2006, Cream completed a non-brokered private placement of 2,000,000 units at a price of $0.35 per unit, for gross proceeds of $700,000.

  During Q1 fiscal 2006, cash provided by operations, primarily due to advances from related parties, was $13,306 compared to cash used for operations of $157,327 in Q1 fiscal 2005.  Cash expenditures on mineral property interests totalled $373,414 in Q1 fiscal 2006 compared to $395,669 in Q1 fiscal 2005.

  Acquisition and exploration expenditures in Q1 fiscal 2006 included $251,041 on the Casierra property in Sierra Leone, $113,044 on the Fenix property in Mexico, which has been written off and $34,872 on Cream's exploration properties in Canada.

1.2.1

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation ("CDC") and its wholly-owned subsidiary, Casierra Development Fund Inc. ("CDF"), (collectively, Casierra") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In

2

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.

A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa was written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd. of Vancouver, Canada, who was requested to examine the licenses and prepare a report in accordance with National Instrument 43-101.

Management is very encouraged by the results of work completed in Sierra Leone during the first quarter of fiscal 2006.

The work was started on the Hima Exclusive Prospecting Licence for diamonds located on the Sewa River.  A survey defining the property boundaries was completed in February and a field camp was constructed near the village of Hima.  A report compliant with National Instrument 43-101 ("NI 43-101") was completed by C. Ikona, PEng., BC, following a site visit in March 2005.

Equipment was shipped from Vancouver in March for the evaluation of diamondiferous gravels on the property.

Initial work in 2005 involved a Banka drill program to define the distribution of gravels in terraces and flood plain areas on the Hima licence. This sampling has identified thicker gravels than indicated in the Hall Bulletin, a prior report on the property discussed by Mr. Ikona in his report.  The work will be a guide for further pit sampling, allowing the Company to develop a more reliable estimate of the grade of the gravels.

An initial evaluation of the river potential was made during the period of low water in April-May 2005 when gravels behind a crosscutting dyke in the central part of the licence area were found to be thicker than projected in the Hall Bulletin.  Because diamonds are closer in density to the associated gravels than gold would be, the gems would be expected to be distributed throughout the gravel beds and therefore this work indicates that there may be a larger volume of diamondiferous gravels available than indicated in the Hall Bulletin.

The target sought for the Hima licence is a payable alluvial deposit or deposits with an aggregate of 1-2 million carats of diamonds.  It is cautioned that this is entirely a conceptual target and there is no certainty that it will be achieved with work proposed.

Offshore, on license EPL 5/94, a Russian geophysical consulting group who had assisted in the location of the first reported marine alluvial diamonds in 1995, was engaged to carry out additional work in Q1 fiscal 2006.  The earlier work on EPL 5/94 at a cost of approximately US$3,500,000 had identified more than 6 targets related to shallow magnetic bodies with a magnetic gradiometer survey that correlated to shallow buried channels identified with seismic array surveys and sub-bottom profiling.

In May 2005, using a Freetown-based ship charter, a detailed marine magnetometer survey was carried out over one of several magnetic targets on the offshore licence.  Earlier work by Casierra and Malaysia Mining Corporation (1995-1996) located 9 diamonds from 12 sample sites in this one target area.  All of these diamonds are of gem quality and size, with the largest being 1.22 carats.  The detailed work in May was carried out in order to define an area for precision bulk sampling later in the year.  The results indicate a shallow magnetic body, probably related to magnetite, in shallow marine sediments.  Magnetite indicates the location of heavier minerals in the marine sediments, and, potentially, diamond concentrations.  The local sources of the marine sediments on this part of the coast are the Moa and Mano rivers which are both well-known alluvial diamond producers. These rivers have deposited their

3

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

sediments from rainy season flooding for millennia into the longshore drift of the Atlantic Ocean that sweeps the area covered by the licence, causing further concentration of heavy and resistate minerals.  See the Company's news release dated August 29, 2005, for further details.

The area of the magnetic body, estimated by independent consultant geophysicists that carried out and interpreted the work, is greater than 2000 meters by 1500 meters which is 3,000,000 cu meters per vertical meter.  Bulk sampling is planned in the next stage of exploration to make a thickness determination of the magnetic body and test for diamond content.  Exploration will be dependent upon the Company's ability to raise sufficient funds to undertake the program which is budgeted at US$3 million.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC, and will continue to be the operator on the property.

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the carrying value of the Nuevo Milenio property was written down to a nominal carrying value of $1 in the year ended March 31, 2005, the Company retains its full interest in the property.  The original size of the property has been reduced by approximately 33%, including the CMM 1 claims, to reduce the carrying costs, consisting of taxes paid semi-annually.  Currently, a small work program is being carried out on the property consisting of a detailed mapping program.  The Company is seeking a purchaser for the property.

1.2.3

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

In the year ended March 31, 2005, Cream, wrote off its acquisition and exploration costs on the "Fenix" and "La Fenix 2" gold-silver properties for a total write-off of $472,948.  Additional costs incurred in Q1 fiscal 2006 of $113,044 have also been written off.

1.2.4

Mineral Property Option Payments Due In Fiscal 2006

In the year ended March 31, 2006, cash payments of $31,666 are required to be made in addition to the issuance of 116,667 common shares, to maintain all of the Company's current mineral property interests.  At the date of this report, cash payments of $6,667 have been made and 116,667 common shares have been issued.  To August 29, 2005, under the terms of the agreement with BHP Billiton Diamonds Inc. ("BGP Diamonds") on the Trout Claim Group, BHP Diamonds has reimbursed the Company $18,250, which is the cash paid by the Company and the market value of the Company's common shares issued by the Company to the optionor of the Trout Claim Group.

1.2.5

Market and Industry Trends

The prices of gold and silver have increased, continuing an overall uptrend which started in 2004.  The average gold and silver prices in 2004 averaged US$409.72 and US$6.67 per ounce, respectively, and the 2005 average prices to August 26, 2005, were US$438.53 and US$7.07 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

4

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at March 31, 2005	As at March 31, 2004	As at March 31, 2003

Current assets	$ 272,923	$ 1,269,340	$ 24,301
Mineral property interests	705,730	1,389,607	527,656
Other assets	148,518	95,898	85,398
Total assets	1,127,171	2,754,845	637,355

Current liabilities	138,550	216,080	502,430
Shareholders' equity	988,621	2,538,765	134,925
Total shareholders' equity and liabilities	$ 1,127,171	$ 2,754,845	$ 637,355

Working capital (deficiency)	$ 134,373	$ 1,053,260	$ (478,129)

	For the years ended March 31,
	2005	2004	2003
Expenses
Amortization	$ 8,536	$ --	$ --
Foreign exchange losses	13,958	10,949	9,750
Legal, accounting and audit	58,787	41,717	18,871
Management fees	30,000	30,000	7,500
Office and administration	90,536	40,086	34,942
Property investigation costs	25,193	1,042	11,522
Salaries and benefits	64,855	33,056	30,705
Shareholder communications	114,625	85,342	29,639
Stock-based compensation	288,601	216,328	5,939
Travel and conferences	25,673	21,199	532
Write-down of investments	12,191	--	--
Write-down of mineral property interests	1,995,978	12,573	1,107,374
Write-down of value added taxes recoverable	91,411	--	--
Interest	(5,341)	(1,423)	(337)
Loss for the year	(2,815,003)	(490,869)	(1,256,437)

Loss per common share	$ (0.10)	$ (0.02)	$ (0.07)

Weighted average number of common shares outstanding - basic and diluted	28,765,766	23,188,307	19,249,054

1.4

Results of Operations

Three Months Ended June 30, 2005, Compared to Three Months Ended June 30, 2004

In Q1 fiscal 2006, Cream incurred a loss of $326,947, or loss per common share of $0.01, compared to a loss of $183,911, or a loss of $0.01 per common share in Q1 fiscal 2005.

Total operating expenses, before interest income, stock-based compensation, property write-downs, and

5

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

foreign exchange gains totalled $186,563 in Q1 fiscal 2006, compared to $84,583 in Q1 fiscal 2005.  Exploration costs of $113,044 incurred on the Fenix property have been written off in Q1 fiscal 2006.  In the year ended March 31, 2005, the Company wrote-down its interest in the Nuevo Milenio property in Mexico by $1,523,030 to a nominal carrying value of $1, and wrote off its Fenix property by $472,948, for a total write-down of mineral property interests of $1,995,978.  Additional costs relating to these exploration projects will continue to be written off in fiscal 2006.

Cream has incurred exploration expenses in Mexico and in Sierra Leone in Q1 fiscal 2006, and there can be some foreign exchange risks associated with exploration in foreign jurisdictions.  Most significant exploration costs are denominated in United States dollars which may mitigate foreign exchange risks.  Foreign exchange gains decreased nominally from $2,526 in Q1 fiscal 2005 to $2,122 in Q1 fiscal 2006.  The Company's cash balances are held in Canadian dollars, United States dollars and in Mexican pesos.  There is significant volatility with these currencies compared to the Canadian dollar, and as the Company did not have significant cash balances for any length of time in foreign currencies other than United States dollars, a small gain on foreign exchange has been recorded in each fiscal period.

Legal, accounting and audit decreased from $10,988 in Q1 fiscal 2005 to $Nil in Q1 fiscal 2006.  Accounting and legal fees for corporate tax returns and securities' filings related to the Company's year end filings were not incurred until Q2 fiscal 2006.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $7,500 in each quarter.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.

Office and administration costs increased from $6,340 in Q1 fiscal 2005 to $40,133 in Q1 fiscal 2006.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.  Administration and activity levels were higher throughout Q1 fiscal 2005 compared to Q1 fiscal 2006, as the Company was actively engaged in exploration programs during the period.

Salaries and benefits have increased from $23,372 in Q1 fiscal 2005 to $33,239 in Q1 fiscal 2006.  Wages are higher than in prior years and will continue to be higher due to the time required for complying with increased reporting and regulatory regulations.  Additional accounting salaries are being incurred with respect to accounting for the Casierra project costs.

Stock-based compensation of $29,651 in Q1 fiscal 2006 is related to the vested portion of stock options granted to directors, officers, consultants and employees in the year ended March 31, 2005, which compares to $102,427 incurred in Q1 fiscal 2005.  The Q1 2005 expense relates to the vested portion of stock options granted to directors, officers, consultants and employees in the year ended March 31, 2004.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 141% in the year ended March 31, 2005, and 131% in the year ended March 31, 2004.

Subsequent to June 30, 2005, 1,485,000 stock options were granted to directors, officers and employees at a price of $0.165, with an expiry date of August 3, 2010.

Shareholder communications have increased from $29,753 in Q1 fiscal 2005 to $58,999 in Q1 fiscal 2006.  Currently, the Company utilizes the services of an investor relations' consultant.  The Company has an agreement with Arbutus Enterprises Ltd. ("Arbutus") to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $6,000 in each fiscal period.

6

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

Officers of the Company travelled to Europe in May of 2005.  The costs of these trips and fees paid were incurred in Q1 2006, increasing travel and conference cost and shareholder communications costs.  Travel and conference expenses have increased from $6,578 in Q1 fiscal 2005 to $40,375 in Q1 fiscal 2006, reflecting the costs related to this fundraising trip.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the past two fiscal years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico	Fenix Property, Mexico	Casierra Property, Sierra Leone	Stephens Lake, Manitoba
Fiscal 2004
Second Quarter	427	31,916	33,071	--	--	--
Third Quarter	111	30,393	218,380	--	--	--
Fourth Quarter	1,498	91,406	366,546	--	--	34,276
Fiscal 2005
First Quarter	514	108,223	367,308	--	--	2,257
Second Quarter	7,410	46,829	5,348	107,634	--	9,696
Third Quarter	38,269	37,663	6,539	199,550	--	(10,245)
Fourth Quarter	8,695	30,298	6,073	165,764	187,536	(13,260)
Fiscal 2006
First Quarter	260	41,015	--	113,044	251,041	(6,403)

Quarterly information for the eight quarters to June 30, 2005, is as follows:

Statement of Operations Data (Cdn$)	Three months ended September 30, 2003	Three months ended December 31, 2003	Three months ended March 31, 2004	Three months ended June 30, 2004
Investment and other income	$ 24	$ 406	$ 974	$ 573
General and administrative expenses	59,512	60,941	108,799	82,005
Stock-based compensation	--	108,691	107,637	102,427
Property investigations	223	(237)	160	52
Mineral property write-downs	--	--	2,766	--
Loss according to financial statements	59,711	168,989	218,388	183,911
Loss from continuing operations per common share	0.00	0.01	0.02	0.01

7

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

Statement of Operations Data (Cdn$)	Three months ended September 30, 2004	Three months ended December 31, 2004	Three months ended March 31, 2005	Three months ended June 30, 2005
Investment and other income	$ 3,711	$ 892	$ 165	$ 189
General and administrative expenses	117,266	56,935	150,764	184,441
Stock-based compensation	46,558	96,733	42,884	29,651
Property investigations	21,039	18,136	(14,034)	--
Mineral property write-downs	--	1,516,957	479,021	113,044
Write-down of investments	--	--	12,191	--
Write-down of value added tax	--	--	91,411	--
Loss according to financial statements	181,152	1,687,869	762,072	326,947
Loss from continuing operations per common share	0.00	0.06	0.03	0.01

1.6

Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2005, Cream had a working capital deficiency of $144,723 (March 31, 2005 - positive working capital of $134,373), and an accumulated deficit of $17,367,499 (March 31, 2005 - $17,040,552).

Investing Activities and Capital Expenditures

Current assets decreased to $39,990 at June 30, 2005, from $272,923 at March 31, 2005.  The Company is unable to meet its current commitments of $184,713 (March 31, 2005 - $138,550) from current existing cash balances.

The market value of investments in marketable securities was $26,361 at June 30, 2005, compared to $33,166 at March 31, 2005.  The marketable securities held are highly volatile.  The book value of all of the Company's investments is $56,705 (March 31, 2005 - $56,705).  Investments include marketable securities with a book value of $30,796 (March 31, 2005 - $30,796) that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

Mineral Property Acquisitions and Payments

The Company has jointly entered into an agreement to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the same optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($10,000 paid in total by the optionees) and issue 200,001 common shares (66,667 shares in the capital of each of the optionees) (33,334 issued by the Company to July 31, 2005) to the optionor over a 36-month period from July 22, 2004.  In addition, the optionees must also incur exploration expenses of no less than

8

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

$5,000 by July 22, 2005 (completed), $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the optionees will be vested with 75% of the Trout Claim Group and enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  The company has optioned this property to BHP Diamonds and subsequent to June 30, 2005, has received a payment of $18,250 related to the reimbursement of cash and share payments made to the original optionor of the property, under the terms of the agreement with BHP Diamonds

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (150,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.

The Lucky Jack option agreement requires the issuance of 200,000 common shares (150,000 issued to date) and payments totalling $110,000 ($15,000 paid) over six years.

The Kootenay Gemstone property agreement requires the issuance of 500,000 common shares (300,000 issued to date) and cash payments totalling $200,000 (20,000 paid) over 48 months.  A payment of $10,000 payable on February 21, 2005, was deferred to February 21, 2008.

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc., (collectively, Casierra") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the agreement, Cream has the exclusive right and option to earn up to a 70% interest in the property by completing the following exploration expenditures on the property and by making the following share issuance payments to the optionor:

  Cream will be vested with an undivided 51% of Casierra's interest in the company which owns the property by issuing a total of 200,000 common shares of the Company, 100,000 common shares on March 16, 2005, and 100,000 common shares within 12 months, which were also issued, for a total of 200,000 common shares, and by completing US$500,000 in exploration expenditures on the property by March 16, 2006, of which $396,875, including asset purchases, has been expended to June 30, 2005.

  Cream may acquire an additional 19% undivided interest (for a total 70% of Casierra's interest) by issuing an additional 300,000 common shares of the Company by March 16, 2007, and completing an additional US$300,000 in exploration expenditures on the property.

The Company expended $113,044 on the Fenix property in Mexico, including site activities of $40,207, drilling of $8,791, assays and analysis of $2,112, travel and accommodation of $18,717, and geological of $41,773.  The exploration results did not meet the Company's expectations and as a result the Company wrote off the Fenix property during the year ended March 31, 2005.  The exploration costs detailed above of $113,044 have also been written off in the current period.

Other exploration expenditures in Q1 fiscal 2005 include $7,816 on exploration of its Canadian exploration properties.

1.7

Capital Resources

The Company extended the expiry date of warrants previously issued pursuant to a brokered private placement from February 19, 2005, to April 19, 2005.  The warrants, exercisable at an exercise price of $0.75 per share, for up to 1,200,000 common shares of Cream, expired unexercised.

9

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

In the three months ended June 30, 2005, the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.35 per unit, consisting of one common share and one non-transferable share purchase warrant, for net proceeds of $697,666.  Each share purchase warrant entitles the holder to purchase one additional common share of Cream for a period of 12 months from closing, at an exercise price of $0.45 per share.  In addition, the Company issued 32,350 finders' fee units.

Subsequent to June 30, 2005, the Company issued 16,667 common shares and made a cash payment of $6,667 pursuant to the option agreement on Trout Claim Group.  A payment from BHP Billiton Diamonds Inc .of $18,250 was received by the Company, as its option agreement on the Company's interest in the Trout Claim Group.  This payment is the total of the cash payments made by the Company and the cash equivalent of the shares issued to the optionor of the Trout Claim Group.

Also, subsequent to June 30, 2005, 168,600 stock options were exercised at a price of $0.10 to acquire 168,600 common shares.  On August 3, 2005, 1,485,000 stock options were granted to directors, officers, employees and consultants at a price of $0.165 per share, expiring August 3, 2010.

It will be necessary for the Company to enter into a private placement or similar form of financing in order to continue with property and exploration commitments on its mineral properties, as the Company currently has a working capital deficiency of $144,723, and with its current cash balances, will be unable to conduct its planned exploration programs.

The Company's primary exploration activity in Q1 fiscal 2006 was on its Casierra property in Sierra Leone.  A marine geophysical program was conducted and ship rental, geological and supervisory work totalled $172,871.  Site activities totalled $31,334, a Banka drilling program totalled $18,173 and travel and accommodation costs, including travel to Sierra Leone, totalled $28,663.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions With Related Parties

	Three months ended June 30,
	2005	2004
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 80,474	$ 43,422
Lang Mining Corporation (b)	7,500	7,500
Director (c)	US$29,315	US$30,000
Legal fees (d)	--	10,988

	June 30, 2005	March 31, 2005
Balances receivable:
Casierra project advances (c)	$ --	$ 162,025
Balances payable to (g):
LMC Management Services Ltd.	$ (3,659)	$ (53,306)
Casierra project payables	(63,919)	--
Directors	(85,618)	(52,024)
Legal fees	(8,278)	(8,278)
	$ (161,474)	$ (113,608)

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the

10

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chairman of the Company.

(c)

The president of the Company holds approximately 33% of the issued and outstanding shares of Casierra Diamond Fund Inc., incorporated in British Columbia and its subsidiary company, Casierra Diamond Corporation, also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Three other directors of the Company hold collectively less than 0.017% of the issued and outstanding shares of Casierra Diamond Fund Inc.

(d)

Legal fees were paid to a law firm of which a director is an associate counsel.

(e)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

(f)

The Company's investments in public companies include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake Property jointly with Sultan Minerals Inc. and ValGold Resources Ltd.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at June 30, 2005, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently

11

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

uncertain.  A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2005.

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company's current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD& A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of August 29, 2005, the date of this MD&A, subject to minor accounting adjustments:

12

Cream Minerals Ltd.

Three Months Ended
June 30, 2005

Outstanding share information at August 29, 2005

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

32,008,276 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates

318,000	0.10	September 29, 2005
724,000	0.15	April 26, 2007
1,219,300	0.54	December 18, 2008
600,000	0.30	October 6, 2009
1,485,000	0.165	August 3, 2010

Warrants Outstanding

There are 2,032,350 warrants outstanding at a price of $0.45, expiring on April 18. 2006.

13

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, FRANK A. LANG, President and Chief Executive Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD. (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 29, 2005

"Frank A. Lang"

Frank A. Lang

President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, SHANNON M. ROSS, Chief Financial Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD. (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 29, 2005

"Shannon M. Ross"

Shannon M. Ross

Chief Financial Officer